UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended____________

Commission File Number____________

OSISKO DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1100 Avenue des Canadiens-de-Montréal, Suite 300

Montréal, Québec

H3B 2S2

416 464-4067

(Address and telephone number of registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	ODV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                ☐

FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained herein and in the exhibits hereto, the information presented in this Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) constitutes forward-looking information within the meaning of applicable securities laws (collectively, “Forward-Looking Information”) concerning the business, operations, plans and financial performance and condition of the Registrant. Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Registrant to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Registrant differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Registrant; impact of the COVID-19 pandemic; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labor disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors” in the Registrant’s annual information form for the year ended December 31, 2021; and other risks, including those risks set out in the continuous disclosure documents of the Registrant, which are available on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) under the issuer profile of the Registrant.

In addition, Forward-Looking Information in this Form 40-F is based on certain assumptions and involves risks related to the businesses of the Registrant. Forward-Looking Information contained in this Form 40-F is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Registrant.

Although the Registrant has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this Form 40-F, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this Form 40-F. All of the Forward-Looking Information in this Form 40-F are qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained in this Form 40-F concerning the mining industry and the expectations of the Registrant concerning the mining industry and the Registrant are based on estimates prepared by the Registrant using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry data presented in this Form 40-F, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Registrant does not undertake any obligation to update any of the Forward-Looking Information in this Form 40-F, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards.

The Registrant is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. As such, the information incorporated by reference in this Form 40-F concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.40, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to: (i) one vote per Common Share at all meetings of shareholders, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series; (ii) receive dividends as and when declared by the board of directors of the Registrant; and (iii) participate in any distribution of the Registrant's net assets upon liquidation, dissolution or winding-up on an equal basis per share but subject to the rights of the holders of preference shares of the Registrant. There are no pre-emptive, redemption, purchase or conversion rights attached to the Common Shares.

On April 27, 2022, following the annual and special meeting of shareholders of the Registrant on April 26, 2022, the board of directors of the Registrant determined to consolidate the Common Shares on a three for one (3:1) basis, subject to the receipt of all necessary approvals, with an effective date for such consolidation on or about May 3, 2022.

OFF-BALANCE SHEET TRANSACTIONS

Other than its contractual obligations (including royalties) and commitments set forth in its Management's Discussion and Analysis for the year ended December 31, 2021, the Registrant does not have any significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Management's Discussion and Analysis for the year ended December 31, 2021

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.4	Management's Discussion and Analysis for the three and nine months ended September 30, 2021

99.5	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021

99.6	Management's Discussion and Analysis for the three and six months ended June 30, 2021

99.7	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021

99.8	Management's Discussion and Analysis for the three months ended March 31, 2021

99.9	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2021

99.10	Management's Discussion and Analysis for the year ended December 31, 2020

99.11	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.12	Annual statement of payments dated August 13, 2021

99.13	Annual statement of payments (amended) dated June 4, 2021

99.14	Preliminary Short Form Prospectus of Osisko Development Corp. dated April 22, 2022

99.15	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated March 2, 2022

99.16	Underwriting Agreement among Osisko Development Corp. and the Underwriters named therein dated March 2, 2022

99.17	Subscription Receipt Agreement among Osisko Development Corp., TSX Trust Company and Eight Capital dated March 2, 2022

99.18	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated March 29, 2022

99.19	Amending Agreement to the Subscription Receipt Agreement between Osisko Development Corp. and TSX Trust Company dated March 29, 2022

99.20	Material change report dated April 8, 2022

99.21	Management information circular dated March 24, 2022 with respect to the special meeting of Osisko Development Corp. shareholders held on April 26, 2022

99.22	Management information circular dated March 29, 2021 with respect to the annual meeting of Osisko Development Corp. shareholders held on May 12, 2021

99.23	Material change report dated March 14, 2022

99.24	Material change report dated February 3, 2022

99.25	Share Purchase Agreement among Osisko Development Corp., Osisko Utah LLC, Ruby Hollow LLC and Emerald Hollow LLC dated January 24, 2022

99.26	Membership Interest Purchase Agreement among Osisko Development Corp., Osisko Utah LLC and IG Tintic LLC dated January 24, 2022

99.27	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated September 30, 2021

99.28	Underwriting Agreement among Osisko Development Corp. and the Underwriters named therein dated March 18, 2021

99.29	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated February 5, 2021

99.30	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated January 8, 2021

99.31	Supplemental Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated December 30, 2020

99.32	Underwriting Agreement among Osisko Development Corp. and the Underwriters named therein dated December 30, 2020

99.33	Warrant Indenture between Osisko Development Corp. and TSX Trust Company dated December 30, 2020

99.34	Material change report dated January 11, 2021

99.35	Annual statement of payments dated May 28, 2020

99.36	Consent of PricewaterhouseCoopers LLP

99.37	Consent of Christine Beausoleil, P.Geo.

99.38	Consent of Carl Pelletier, P.Geo.

99.39	Consent of Leonardo de Souza, MAusIMM (CP)

99.40	Consent of Maggie Layman, P.Geo.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO DEVELOPMENT CORP.

/s/ Alexander Dann
Name:	Alexander Dann
Title:	Chief Financial Officer and VP Finance

Date: April 28, 2022